June 14, 2005



Ms. Cicely D. Luckey
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re: Form 10-KSB for the year ended December 31, 2004 and
    Form 10-QSB for the quarter ended March 31, 2005 for AEI Real Estate Fund XV Limited Partnership - File No. 0-14089
     AEI Real Estate Fund XVII Limited Partnership - File No. 0-17467
     AEI Net Lease Income & Growth Fund XX Ltd Partnership - File No. 0-23778 AEI Income & Growth Fund XXI Limited Partnership - File No.0-29274
     AEI Income & Growth Fund XXII Limited Partnership - File No. 0-24003
     AEI Income & Growth Fund 23 LLC - File No. 0-30449
     AEI Income & Growth Fund 24 LLC - File No. 0-49653

Dear Ms. Luckey:

This letter will respond to comments and requests for supplemental information contained in your letters dated May 24, 2005 for the above registrants. Since the letters for each of the registrants contain similar comments and the registrants use the same accounting and reporting procedures, we have responded to your comments in one letter for the seven registrants. A copy of the letter was filed as correspondence on EDGAR for each registrant. The responses in this letter are referenced to the numbered paragraphs in your letters.

COMMENT #1 - ALL SEVEN REGISTRANTS

We recognize rental revenue according to the terms of the individual lease for each property. We recognize contingent rental revenue in accordance with SAB 101; namely ".when the changes in the factor(s) on which the contingent lease payments is (are) based actually occur." Contingent rental payments, based on future sales volume, are recognized when the contingencies on which the payments are based are satisfied and the rental payments become due under the terms of the leases. For leases that contain rent increases based upon future CPI increases, such increases are recorded similarly to contingent rents.

For leases that contain stated rental increases, the increases are recognized in the year in which they are effective. The nature of our business includes not only the rental of property, but also the sale of property and reinvestment of sales proceeds in new property. Historically, across all our real estate funds, the average holding period for properties that have been sold is less than six years, far less than the original lease term, which is typically 15 to 20 years. For this reason, as well as the uncertainty of collection due to potential tenant default, we follow a less aggressive policy by recording these rents as realized, and not on a straight-line basis.


COMMENT #2 - ALL SEVEN REGISTRANTS

We consistently follow a policy of proportionate consolidation to
report  our  investment in partially owned properties.   We  have
responded to SEC inquiries on this matter on previous occasions and our policy has been accepted.

SOP 78-9, Paragraph 11 indicates that if " the approval of two or more of the owners is not required for decisions regarding the financing, development, sale or operations of real estate owned and each investor is entitled to only its pro rata share of income, is responsible to pay only its pro rata share of expenses, and is severally liable only for indebtedness it incurs in connection with its interest in the property, the investment may be presented by recording the undivided interest in the assets, liabilities, revenue, and expenses of the venture". The notes to financial statements consistently disclose the lack of joint control over properties owned with tenants-in-common and affiliated entities. For these properties, each owner owns a separate undivided interest in the property, is free to sell or mortgage their interest in the property, receives only their pro rata share of income and is charged with their pro rata share of expenses.

We are aware of EITF 00-1 which we believe does not change our accounting or reporting considering our facts and circumstances.
Our investments are made in specific properties rather than in legal entities described in this pronouncement.

COMMENT #3 - FUND XX, FUND XXI, FUND XXII, FUND 23, FUND 24

For property purchased with in-place leases, we evaluated the dollar impact, as well as the presentation impact, of SFAS 141. We determined that for the users of our financial statements, separation of the lease value from the land and building would not be material to the financial statements for the year ended December 31, 2004 and for the quarter ended March 31, 2005.

The registrants purchase single tenant commercial properties leased to tenants through triple net leases. At the time of purchase, the registrants obtain an independent third-party appraisal of the value of the property. With minor exceptions, the appraised value is equal to or greater than the purchase price of the property. Our properties typically have very low vacancy rates. Currently, our real estate funds own over 100 properties and only one property is vacant. As single tenant properties, absorption ratios do not apply. The lease terms on the properties vary but are typically 15 to 20 years before considering renewal options. The registrants depreciate buildings over 25 years, except for Fund XX, which depreciates buildings over 30 years. As a result, the net effect on the income statement is not significant. In future quarterly and annual filings, we will assess the impact of SFAS 141 for any purchases of property with in-place leases.


COMMENT #4 - FUND XXII, FUND 23

This comment applies only to Fund 23 as Fund XXII does not own an interest in the properties mentioned. In preparing Form 10-KSB, we determined the Razzoo's restaurants in Alpharetta, Georgia and San Antonio, Texas met the criteria of FAS 144 and the properties were classified accordingly as "Held for Sale" at December 31, 2004 and 2003. Disclosure was included in the MD&A and financial statement footnotes regarding the status of the properties.

In late 2003, the tenant closed the restaurant in Alpharetta and indicated they were no longer interested in operating a restaurant at the site. The tenant continued to pay rent and comply with the lease obligations. The tenant was encouraged to find a buyer or new tenant for the property in order to relieve the tenant of the on-going financial obligations of the lease. On February 9, 2004, Fund 23 listed the property for sale or lease with a real estate broker in the Alpharetta area. Based on the initial interest in the property and our experience with this type of situation, it appeared selling the property was a more likely outcome than re-leasing the property. Later, Fund 23 and the tenant reached an agreement, effective November 1, 2004, to terminate the lease for the property in Alpharetta and return possession of the property to Fund 23. On December 16, 2004, Fund 23 entered into an agreement to sell the property to an unrelated third party. On March 29, 2005, after Fund 23 filed its Form 10-KSB for the year ended December 31, 2004, the sale closed.

During the summer of 2003, the tenant closed the restaurant in San Antonio. On December 5, 2003, the Company terminated the lease effective December 31, 2003. Shortly thereafter, Fund 23 and the tenant exchanged legal filings related to the lease of the property. On January 26, 2004, Fund 23 listed the property for sale or lease with a real estate broker in the San Antonio area. Fund 23's goal was to sell the property and invest the proceeds from the sale in replacement income-producing property. In October 2004, Fund 23 entered into an agreement to lease the property to an unrelated third party. The lease became effective on February 16, 2005, when the new tenant's feasibility period expired. The lease requires the new tenant to begin paying rent 120 days after the end of the feasibility period or June 16, 2005. After the tenant starts to pay rent, Fund 23 intends to sell the property and invest the proceeds from the sale in replacement income-producing property.


In connection with this response, the registrants acknowledge the following:

     The registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     The registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please give me a call at 651-225-7738.

Sincerely,


/s/ Patrick W Keene
Patrick W. Keene
Chief Financial Officer
Managing General Partner of Limited Partnerships and
Managing Member of LLCs

cc:  Thomas Flinn - SEC via fax
     Jim Warner - Boulay, Heutmaker, Zibell & Co.